Exhibit 7

AMENDED AND RESTATED

STOCKHOLDERS AGREEMENT

This Amended and Restated Stockholders Agreement (the “Agreement”), is made as of the 6th day of January, 2010, by and among Stephen A. Wynn (“SAW”), an individual, Elaine P. Wynn (“EW”), an individual, and Aruze USA, Inc., a Nevada corporation (“Aruze”).

W I T N E S S E T H:

WHEREAS, SAW, Baron Asset Fund (“Baron”) and Aruze entered into that certain Stockholders Agreement as of April 2002, which Stockholders Agreement was amended by that certain Amendment to Stockholders Agreement dated as of November 8, 2006, Waiver and Consent dated as of July 31, 2009, and Waiver and Consent dated as of August 13, 2009 (the “Existing Agreement”);

WHEREAS, SAW has agreed to transfer to EW, 11,076,709 (the “EW Shares”) shares of common stock of Wynn Resorts, Limited (“Wynn”) as permitted by the Existing Agreement;

WHEREAS, pursuant to the terms of the Existing Agreement, EW is to become a party to the Existing Agreement in connection with her ownership of the EW Shares; and

WHEREAS, the parties have agreed to further amend the terms of the Existing Agreement and have agreed to amend and restate the terms and provisions of the Existing Agreement as provided herein.

NOW, THEREFORE, in consideration of the foregoing and the agreements set forth below, the parties hereto agree as follows:

1.                                       Definitions.  For purposes of this Agreement:

(a)                                  “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(b)                                 “Aruze Parent” means Universal Entertainment Corporation (formerly known as Aruze Corp.), a Japanese public corporation, of which Kazuo Okada is Chairman of the Board and, together with his family members, a 67.5% shareholder.

(c)                                  “Bankruptcy” means, and a Stockholder shall be referred to as a “Bankrupt Stockholder” upon, (a) the entry of a decree or order for relief against such Stockholder, by a court of competent jurisdiction in any voluntary or involuntary case brought against the Stockholder under any bankruptcy, insolvency or similar law (collectively, “Debtor Relief Laws”) generally affecting the right of creditors and relief of debtors now or hereafter in effect; (b) the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar agent under applicable Debtor Relief Laws for such Stockholder or for any substantial part of such Stockholder’s assets or property; (c) the ordering of the winding up or liquidation of such Stockholder’s affairs; (d) the filing of a voluntary petition in bankruptcy by such Stockholder or the filing of an involuntary petition against such Stockholder, which petition is not dismissed within a period of 180 days; (e) the consent by such Stockholder to the entry of an order for relief in a voluntary or involuntary case under any Debtor Relief Laws or to the appointment of, or the taking of any possession by, a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar agent under any applicable Debtor Relief Laws for such Stockholder or for any substantial part of such Stockholder’s assets or property; or (f) the making by such Stockholder of any general assignment for the benefit of such Stockholder’s creditors.

(d)                                 “Beneficially Own” or “Beneficial Ownership” with respect to any securities shall mean having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) including pursuant to any agreement, arrangement or understanding, whether or not in writing.  Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons who together with such Person would constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

(e)                                  “Designated Stockholders” means SAW, EW, Aruze, any additional Persons made a party to this Agreement and Permitted Transferees of any such Person and their Permitted Transferees.

(f)                                    “Fair Market Value” means, with respect to each Share of any class or series for any day, (i) the closing price on the principal national securities exchange on which such Shares are listed or admitted for trading, in either case as reported by Bloomberg Financial Markets (“Bloomberg”) or The Wall Street Journal if Bloomberg is no longer reporting such information, or a similar service if Bloomberg and The Wall Street Journal are no longer reporting such information or (ii) if such Shares are not listed or admitted for trading on any national securities exchange, the last reported sale price or, in case no such sale takes place on such day, the average of the highest reported bid and the lowest reported asked quotation for such class or series of Shares, in either case as reported by Bloomberg or The Wall Street Journal if Bloomberg is no longer reporting such information, or a similar service if Bloomberg and The Wall Street Journal are no longer reporting such information.

(g)                                 “Gaming Authority” means those federal, state and local governmental, regulatory and administrative authorities, agencies, boards and officials responsible for or involved in the regulation of gaming or gaming activities in any jurisdiction and, within the State of Nevada, specifically, the Nevada

Gaming Commission, the Nevada State Gaming Control Board, and the Clark County Liquor and Gaming Licensing Board.

(h)                                 “Gaming Laws” means those laws pursuant to which any Gaming Authority possesses regulatory, licensing or permit authority over gaming within any jurisdiction and, within the State of Nevada, specifically, the Nevada Gaming Control Act, as codified in NRS Chapter 463, as amended from time to time, and the regulations of the Nevada Gaming Commission promulgated thereunder, as amended from time to time, and the Clark County Code, as amended from time to time.

(i)                                     “Gaming Licenses” means all licenses, permits, approvals, authorizations, registrations, findings of suitability, franchises and entitlements issued by any Gaming Authority necessary for or relating to the conduct of activities under the Gaming Laws.

(j)                                     “Gaming Problem” means any circumstances that are deemed likely, in the sole and absolute discretion of SAW, based on verifiable information or information received from any Gaming Authority or otherwise, to preclude or materially delay, impede or impair the ability of Wynn or any subsidiary of Wynn to obtain or retain any Gaming Licenses, or to result in any disciplinary action, including without limitation the imposition of materially burdensome terms and conditions on any such Gaming License.

(k)                                  “Independent Qualified Appraiser” means an independent outside qualified appraiser appointed by Wynn to determine the fair market value of certain Shares or Wynn itself, in all cases considering Wynn as a going concern.  Any determination by an Independent Qualified Appraiser as to fair market value shall be binding upon all parties.

(l)                                     “Non-Compete Termination Date” means the date upon which SAW and EW have sold substantially all of their respective Shares.

(m)                               “NRS” means the Nevada Revised Statutes, as amended from time to time.

(n)                                 “Percentage Interest” means, with respect to a specified Stockholder, the percentage computed by dividing the number of Shares held by such Stockholder by the Total Shares.

(o)                                 “Permitted Transferee” means (a) Kazuo Okada; (b) an immediate family member of Kazuo Okada, EW or SAW; (c) a revocable, inter vivos trust of which Kazuo Okada, EW or SAW, or a family member of Kazuo Okada, EW or SAW is a beneficiary; (d) another Stockholder or an entity wholly owned by such Stockholder; or (e) if the Transfer is being made by Aruze, then in addition to the Permitted Transfers described in (a) through (d), any wholly-owned subsidiary of Aruze Parent where the Transfer has the effect of substituting a foreign corporation for Aruze with respect to all of Aruze’s Shares.

(p)                                 “Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or other entity.

(q)                                 “Prohibited Transferee” means (a) any owner, operator, or manager of, or Person primarily engaged in the business of owning or operating, a hotel, casino, or an internet or interactive gaming site, (b) any “non-profit” or “not-for-profit” corporation, association, trust, fund, foundation or other similar entity organized and operated exclusively for charitable purposes that qualifies as a tax-exempt entity under federal and state tax law or corresponding foreign law, (c) any federal, state, local or foreign governmental agency, instrumentality or similar entity, (d) any Person that has been convicted of a felony, (e) any Person regularly engaged in or affiliated with the production or distribution of alcoholic beverages, or (f) any Unsuitable Person.

(r)                                    “Shares” means the shares of common stock of Wynn.

(s)                                  “Specified Affiliate” means with respect to a specified Person, any other Person who or which is (a) directly or indirectly controlling, controlled by or under common control with the specified Person, or (b) any member, stockholder, director, officer, manager, or comparable principal of, or relative or spouse of, the specified Person.  For purposes of this definition, “control”, “controlling”, “controlled” mean the right to exercise, directly or indirectly, more than fifty percent of the voting power of the stockholders, members or owners and, with respect to any individual, partnership, trust or other entity or association, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity.

(t)                                    “Stockholder” means any one of SAW, EW, Aruze, or any Permitted Transferee of any Shares and any additional Persons made a party to this Agreement.  “Stockholders” means all of the foregoing, collectively.

(u)                                 “Stockholder’s Shares” means all Shares held of record or Beneficially Owned by such Stockholder, whenever acquired.

(v)                                 “Termination Date” means the earlier of the date of SAW’s death or the date upon which SAW sells substantially all of his Shares in Wynn.

(w)                               “Total Shares” means the total number of Shares held by the Stockholders, whenever acquired.

(x)                                   “Transfer” means any transfer, sale, conveyance, distribution, hypothecation, pledge, encumbrance, assignment, exchange or other disposition, either voluntary or involuntary, or by reason of death, or change in ownership by reason of merger or other transformation in the identity or form of business organization of the owner, regardless of whether such change or transformation is characterized by state law as not changing the identity of the owner.

(y)                                 “Unsuitable Person” means any Person (i) who is denied a Gaming License by any Gaming Authority, (ii) who is disqualified from eligibility for a Gaming License, (iii) who is determined to be unsuitable to own or control Shares or to be connected or affiliated with a Person engaged in gaming activities in any jurisdiction by a Gaming Authority, (iv) who has withdrawn an application to be found suitable by any Gaming Authority, or (v) whose continued involvement in the business of Wynn as a stockholder, manager, officer, employee or otherwise has caused or may cause a Gaming Problem.

(z)                                   “Voting Stock” means capital stock of Wynn of any class or classes, the holders of which are entitled to vote on any matter required or permitted to be voted upon (either in writing or by resolution) by the stockholders of Wynn.

2.                                       Covenants of Designated Stockholders.  Each Designated Stockholder hereby covenants to each other Designated Stockholder as follows.

(a)                                  Voting Agreement.  On any and all matters relating to the election of directors of Wynn (including the filling of any vacancies), the Designated Stockholders each agree to vote all Shares held by them and subject to the terms of this Agreement (or the holders thereof shall consent pursuant to an action by written consent of the holders of capital stock of Wynn) in a manner so as to elect to Wynn’s Board of Directors each of the nominees contained on each and every slate of directors endorsed by SAW.

SAW agrees to include EW as one of his endorsed nominees so long as she is not “unable to serve” or “unfit to serve.”  As used herein, “unable to serve” shall mean medically incapacitated so as to be unable to serve as a director, and “unfit to serve” shall mean a violation of rules and laws so as to prohibit one from serving as a director of a public company engaged in the gaming business.  In the event of a disagreement between SAW and EW regarding these matters, determination of either of the preceding conditions shall be made and confirmed by an independent third party to be jointly selected by SAW and EW.

SAW also agrees to endorse a slate of directors that includes nominees approved by Aruze and to vote SAW’s and EW’s Shares in favor of such directors so long as such slate results in a majority of all directors at all times being director candidates endorsed by SAW.

(b)                                 Restrictions on Sale or Transfer.  Other than as expressly set forth in Section 11 and the last sentence of this Section 2(b), none of EW, SAW or Aruze (nor any of their respective Permitted Transferees) shall Transfer, or permit any of their respective Affiliates to Transfer, any Shares Beneficially Owned by such Person without the prior written consent of each of the others.

Notwithstanding anything to the contrary set forth in this Agreement, SAW and Aruze confirm that on August 13, 2009, each agreed that the other could sell up to two million Shares (the “Released Shares”).  As of the date hereof, SAW has sold two million shares under this waiver.  Accordingly, Aruze shall have the right to sell up to two million Shares free and clear of the requirements of this Agreement.

(c)                                  Restriction on Proxies and Non-Interference.  From and after the date of this Agreement and ending as of the Termination Date, the Designated Stockholders shall not, and shall cause each of their Affiliates who Beneficially Own any of the Designated Stockholder’s Shares not to, directly or indirectly without the consent of the other Designated Stockholder:  (A) grant any proxies or powers of attorney, deposit such Designated Stockholder’s Shares into a voting trust or enter into a voting agreement with respect to any of such Designated Stockholder’s Shares, (B) enter into any agreement or arrangement providing for any of the actions described in clause (A) above, or (C) take any action that could reasonably be expected to have the effect of preventing or disabling such Designated Stockholder from performing such Designated Stockholder’s obligations under this Agreement.

3.                                       Representations and Warranties of the Stockholders.  Each Stockholder hereby represents and warrants and covenants to each other Stockholder as follows:

(a)                                  Ownership.  The Stockholder shall be the record and Beneficial Owner of all of the Shares.  The Stockholder shall have the sole power of disposition, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares, with no material limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

(b)                                 No Encumbrances.  All of the Stockholder’s Shares will be held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any liens, claims, understandings or arrangements that do not limit or impair the Stockholder’s ability to perform its obligations under this Agreement.

(c)                                  Execution, Delivery and Performance by the Stockholder.  The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of Aruze, as applicable, and Aruze has taken all other actions required by law, its Articles of Incorporation and its Bylaws or other organizational documents, as applicable, to consummate the transactions contemplated by this Agreement.  This Agreement constitutes the valid and binding obligations of the Stockholder and is enforceable in accordance with its terms, except as enforceability may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors’ rights generally.

(d)                                 No Conflicts.  No filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by the Stockholder and the consummation by the Stockholder of the transactions contemplated hereby, except where the failure to obtain such consent, permit, authorization, approval or filing would not interfere with the Stockholder’s ability to perform its obligations hereunder, and none of the execution and delivery of this Agreement by the Stockholder, the consummation by the Stockholder of the transactions contemplated hereby or compliance by the Stockholder with any of the provisions hereof shall violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to the Stockholder or any of its properties or assets, in each such case except to the extent that any conflict, breach, default or violation would not interfere with the ability of the Stockholder to perform the obligations hereunder.

(e)                                  Preemptive Rights.  If a Stockholder purchases Shares from Wynn (the “Purchasing Stockholder”) in a private placement (the “Purchase”) and another Stockholder who is not a Permitted Transferee of the Purchasing Stockholder is not extended the same offer by Wynn on the same terms and conditions, the Purchasing Stockholder shall allow such other Stockholder to purchase the number of Shares in the Purchasing Stockholder’s allotment of Shares from Wynn that is necessary to maintain their Shares in the same proportion to each other as that which existed prior to the Purchase.

4.                                       Transferee Bound by Agreement.  Notwithstanding anything to the contrary in this Agreement, Shares may not be transferred or sold by the Designated Stockholder unless the transferee (including a Permitted Transferee) both executes and agrees to be bound by both this Agreement and the Proxy, including, without limitation, in a sale or transfer made pursuant to Rule 144 under the Securities Act (“Rule 144”); provided, however, that this Section 4 shall not apply to any sale or transfer and all other sales and transfers made by such Stockholder pursuant to Rule 144 during the term of this Agreement which do not exceed, in the aggregate, ten percent of the Shares held by such Stockholder, but the provisions of Section 2(b) shall continue to apply.

5.                                       Stop Transfer.  From and after the date of this Agreement and ending as of the Termination Date, each Stockholder acknowledges that SAW may instruct Wynn to not register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of such Stockholder’s Shares that are transferred in violation of this Agreement.

6.                                       Aruze Non-Compete.  Aruze covenants to EW and SAW that until the Non-Compete Termination Date and so long as Aruze is a stockholder of Wynn (or of a successor entity to Wynn), Aruze, Aruze Parent, and Kazuo Okada agree that (other than through Wynn) Aruze, Aruze Parent, and Kazuo Okada shall not without SAW’s consent, directly or indirectly, engage in the development of or own, operate, lease, manage, control or invest in, act as consultant or advisor to or otherwise assist any Person that engages in (a) casino operations in Clark County, Nevada, or Macau or (b) Internet gaming anywhere in the world; provided, however, that either Aruze Parent or Kazuo Okada may operate a business offering Internet gaming if the forms of gaming offered by such business are restricted to games derived from pachinko or pachi-slot machines or other games not authorized for manufacture or distribution in the State of Nevada or Macau and any of Aruze, Aruze Parent, Kazuo Okada or an entity which is at least 80% owned by Kazuo Okada or Aruze Parent (“Okada Entity”) may license content from any gaming device manufactured by Aruze, Aruze Parent or Okada Entity to a business offering Internet gaming.  Nothing herein shall preclude Aruze, Aruze Parent, an Okada Entity and/or Kazuo Okada from engaging in the sale of gaming devices in the aforementioned jurisdictions.

7.                                       Stockholders’ Option to Purchase Bankrupt Stockholder’s Shares.

(a)                                  Upon the institution of a Bankruptcy by or against a Stockholder (a “Bankrupt Stockholder”), the Stockholders, not including the Bankrupt Stockholder, shall have the option (the “Purchase Option”) to purchase the Bankrupt Stockholder’s Shares in Wynn for a price agreed upon by the Stockholders, not including the Bankrupt Stockholder, on the one hand, and the Bankrupt Stockholder, on the other hand, or if no price can be agreed upon, the Fair Market Value of such Shares at the time of such Bankruptcy.  If information is not available to determine the Fair Market Value of such Shares at the time of such Bankruptcy, the price shall be the fair market value as determined by an Independent Qualified Appraiser.  The Stockholders wishing to purchase all or a part of the Shares of the Bankrupt Stockholder (the “Purchasing Stockholders”) shall pay the agreed price, the Fair Market Value or the fair market value as determined by an Independent Qualified Appraiser, as applicable, of such Shares to the Bankrupt Stockholder, in cash or its equivalent, by one hundred and twenty (120) days after the date the Bankruptcy petition is filed by or against the Bankrupt Stockholder.  Each Purchasing Stockholder must notify the other Stockholders of such Purchasing Stockholder’s desire to purchase all or a portion of the Bankrupt Stockholder’s Shares in writing by twenty (20) days after the date the Bankruptcy petition is filed by or against the Bankrupt Stockholder.  Unless they agree otherwise, if there is more than one Purchasing Stockholder, each Purchasing Stockholder may purchase the proportion of the Bankrupt Stockholder’s Shares that such Purchasing Stockholder’s Percentage Interest bears to the aggregate Percentage Interests of all Purchasing Stockholders.  If neither any remaining Stockholder wishes to purchase the Bankrupt Stockholder’s Shares, or the Purchasing Stockholders do not purchase the Bankrupt Stockholder’s Shares within the earlier of the time periods set forth above, then all rights to purchase the Bankrupt Stockholder’s Shares pursuant to this Section shall terminate.

(b)                                 Any Stockholder that exercises its right under this Section 7 to purchase the Bankrupt Stockholder’s Shares may, in its sole and absolute discretion, assign such rights to Wynn.

8.                                       Restrictions on Transfer of Ownership Interests in Stockholders.

(a)                                  Except for a Transfer to a Permitted Transferee, any Transfer or issuance of an ownership interest in Aruze or in any entity that directly or indirectly owns a majority ownership interest in a Stockholder an “Upstream Ownership Interest”) shall be prohibited unless in compliance with the procedures and requirements set forth in this Section 8.

(b)                                 The Shares that would be indirectly transferred by the transfer of the Upstream Ownership Interest shall be referred to as the “Indirect Transfer Shares”.  If any holder of an Upstream Ownership Interest (an “Upstream Transferor”) intends to Transfer all or any part of its Upstream Ownership Interest pursuant to a bona fide offer received from any Person (the “Upstream Offeror”), prior to accepting such offer the Upstream Transferor shall provide written notice to each Stockholder, other than the Stockholder holding the Indirect Transfer Shares, which notice shall set forth the terms and conditions of the offer so received, including the purchase price and the identity of the Upstream Offeror.  If the Upstream Transferor does not provide such notice, the Stockholder holding the Indirect Transfer Shares shall provide such notice to each other Stockholder promptly upon learning that such transaction will occur or has occurred.  Within 15 days following receipt of such notice by the Stockholders other than the Stockholder holding the Indirect Transfer Shares, or if later, within 30 days of such other Stockholders learning that the Transfer of the Upstream Ownership Interest has occurred, such other Stockholders (i) if information is available to determine the Fair Market Value of such Indirect Transfer Shares, may elect to purchase the percentage of the Indirect Transfer Shares available for purchase equal to such holder’s Percentage Interest (determined for this purpose by excluding the Indirect Transfer Shares) at the Fair Market Value of such Shares, or (ii) if information is not available to determine the Fair Market Value of such Indirect Transfer Shares, may, by notice to the Stockholder holding the Indirect Transfer Shares, elect to obtain an appraisal by an Independent Qualified Appraiser of the fair market value of the Indirect Transfer Shares.  Within 15 days following receipt by the Stockholders other than the Stockholder holding the Indirect Transfer Shares of the results of the appraisal, each such other Stockholder may elect to purchase the percentage of the Indirect Transfer Shares available for purchase equal to such holder’s Percentage Interest (determined for this purpose by excluding the Indirect Transfer Shares) at the appraisal price of such Shares.  To the extent a Stockholder shall determine not to purchase all the Indirect Transfer Shares available to that Stockholder, the other Stockholders exercising the right to purchase the Indirect Transfer Shares may purchase additional Indirect Transfer Shares on a pro rata basis in proportion to their Percentage Interests (and the foregoing procedure shall be repeated in respect of any Indirect

Transfer Shares not purchased until such other Stockholders have had an opportunity to purchase any remaining Indirect Transfer Shares).

Notwithstanding anything to the contrary in this Section 8, any Transfer or issuance of shares in Aruze Parent shall not constitute an Upstream Transfer if immediately following such Transfer or issuance Kazuo Okada has the right to directly or indirectly exercise more than fifty percent of the voting power of the shareholders of Aruze Parent.

(c)                                  The closing of a purchase of Indirect Transfer Shares by a Stockholder under this Section 8 shall occur within 10 days following the expiration of the last period during which a Stockholder might elect to purchase any of the Indirect Transfer Shares, or at such later date when all approvals required by the Gaming Laws are obtained (such approvals to be obtained as soon as is reasonably practicable).

(d)                                 Any Stockholder that exercises its right under this Section 8 to purchase the Indirect Transfer Shares may, in its sole and absolute discretion, assign such rights to Wynn.

9.                                       Right of First Refusal.

(a)                                  Any Stockholder (a “Transferor”) who wishes to Transfer any or all of its Shares (the “Offered Shares”) to any Person other than a Permitted Transferee and who receives a bona fide offer from any Person (the “Offeror”) who is not a Prohibited Transferee for the purchase of all or any portion of such Stockholder’s Shares shall, prior to accepting such offer, provide written notice (the “Notice of Offer”) thereof to each other Stockholder holding Shares, which notice shall set forth the terms and conditions of the offer so received, including the purchase price and the identity of the Offeror.  Following the delivery to the other Stockholders of the Notice of Offer, each other Stockholder may elect to purchase that percentage of the Offered Shares which is equal to the Total Shares (excluding the Offered Shares) owned by each such Stockholder divided by the Total Shares (excluding the Offered Shares) owned by all such Stockholders (“Applicable Percentage”) during a fifteen-day refusal period (the “Refusal Period”) on the terms set forth in the Notice of Offer.  To the extent any Stockholder shall determine not to purchase its Applicable Percentage prior to the expiration of the Refusal Period, the accepting Stockholders (the “Accepting Purchasers”) may purchase such Shares on a pro rata basis in proportion to the number of Shares owned by each of them (and the foregoing procedure shall be repeated in respect of any Shares not purchased until all Accepting Purchasers have had an opportunity to purchase any remaining Shares).

(b)                                 Subject to the requirements of Section 4, including but not limited to the requirement that a transferee execute this Agreement and a Proxy, if all or any of the Offered Shares shall remain unsold after completion of the procedures set forth in Section 9(a), the Transferor may sell such remaining Offered Shares to the Offeror within six months of the completion of such procedures on terms no more favorable than those set forth in the Notice of Offer; provided that the Offeror is not a Prohibited Transferee.  To the extent any of the Offered Shares are not sold in accordance with the foregoing, the Stockholders shall continue to have a right of first refusal under this Section 9 with respect to any Transfers to any Person which are subsequently proposed by such Transferor.

(c)                                  The closing of a purchase by a Stockholder under this Section 9 shall occur within ten days after the end of the Refusal Period or at such later date when all approvals required by the Gaming Laws are obtained (such approvals to be obtained as soon as is reasonably practicable).  At such closing the Transferor and the relevant Accepting Purchaser (and any or all other Stockholders as may be required) shall execute an assignment and assumption agreement and any other instruments and documents as may be reasonably required by such Stockholder to effectuate the transfer of such Shares free and clear of any liens, claims or encumbrances, other than as specifically permitted hereunder.  Any Transfer to any Person that does not comply with the provisions of this Section 9, other than a Transfer expressly provided for in the other provisions of this Agreement, shall be null and void of no effect whatsoever.

(d)                                 Any Stockholder may, in its sole and absolute discretion, assign its right of first refusal under this Section 9 to purchase the Offered Shares to Wynn with respect to any incident in which its right of first refusal is triggered under this Section 9.

(e)                                  Except for Shares transferred pursuant to Sections 2(b), 4, 7, 8, 10 and 11, no Shares may be Transferred until the provisions of this Section 9 have been complied with.

10.                                 Tag-Along Rights.

If any party is the Transferor required to provide the Notice of Offer under Section 9(a), then each of the other two non-selling parties to this Agreement shall each have a right (in addition to its rights under Section 9) to participate in such Transfer pursuant to the provisions of this Section 10.  During the fifteen-day Refusal Period described in Section 9(a), each of non-selling parties may, by written notice to the Transferor, elect to participate in such Transfer and to sell that percentage of the Total Shares owned by each non-selling party as the case may be, which is equal to the Total Shares that will be sold by the Transferor in such Transfer divided by the Total Shares owned by the Transferor.  The terms and conditions of such Transfer (including the purchase price per Share sold in such Transfer, the identity of the buyer(s), and the consequences resulting from the other Stockholder’s exercise of any rights of first refusal) shall be no less favorable to the non selling parties than to the Transferor; provided, however, that in the event that SAW or Aruze is the Transferor, he or Aruze may enter into service, noncompetition, or similar agreements with the buyer and receive appropriate consideration thereunder in which other Stockholders do not share.

11.                                 Release of Shares.  Each of SAW and Aruze agree that commencing on January 6, 2010, and continuing on each January 6 for a total of ten events, a number of Shares owned by EW equal to $10,000,000 divided by the closing price of Wynn shares on January 5, 2010 (or if January 5 is not a trading day, the trading day immediately preceding January 5) shall be released from the restrictions set forth in this Agreement (once released, the “EW Released Shares”).  If EW desires to sell any EW Released Shares, she shall provide written notice of such desire to SAW and, for a period of 48 hours from SAW’s receipt of such notice, SAW shall have the right to purchase any or all of such Shares for a price equal to the closing price of the Shares on the trading day immediately preceding the date of notice.  SAW shall notify EW of his election to purchase or not within 48 hours from the date of receipt of the original notice.  If SAW elects to purchase hereunder, the purchase price shall be payable in cash no later than 3 business days after the date of election.  Notices to SAW under this Section 11 shall be transmitted by fax and email to SAW at his last known business address and residence address (currently c/o cindy.mitchum@wynnresorts.com and 702.770.1111), with copies to the General Counsel of Wynn (currently Kim Sinatra (kim.sinatra@wynnresorts.com and 702.770.1349)) and to James J. Jimmerson, Esq., Jimmerson Hansen, P.C., 415 S. Sixth Street, Suite 100, Las Vegas, NV 89101 (jjj@jimmersonhansen.com and 702.387.1167) and notices to EW under this Section 11 shall be transmitted by fax and email to EW at her last known business address and residence address (currently c/o Elaine.Wynn@wynnresorts.com, and 702.770.1103), with copies to Donald Schiller, Esq., Schiller, DuCanto & Fleck, LLP, 200 North LaSalle Street, 30th Floor, Chicago, IL 60601 (dschiller@sdflaw.com, and 312.641.6361) and Gary R. Silverman, Esq., Silverman, DeCaria & Kattelman, Chtd., 140 Plumas Street, Suite 200, Reno, NV 89519 (silverman@silverman-decaria.com and 775.322.3649).  If SAW does not elect to purchase hereunder, the EW Released Shares will thereafter be held by EW free and clear of any further restrictions on sale under this Agreement.

12.                                 Recapitalization.  In the event of a stock dividend or distribution, or any change in the Shares (or any class thereof) by reason of any split-up, recapitalization, merger, combination, exchange of shares or the like, the term “Shares” shall include, without limitation, all such stock dividends and distributions and any shares into which or for which any or all of the Shares (or any class thereof) may be changed or exchanged as may be appropriate to reflect such event.

13.                                 Stockholder Capacity.  Notwithstanding any provisions to the contrary contained herein, no Stockholder or any of its Affiliates shall be deemed to make any agreement or understanding herein in a capacity other than that as stockholder of Wynn.

14.                                 Miscellaneous.

(a)                                  Entire Agreement.  This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, including without limitation, the Existing Agreement.

(b)                                 Legend.  Certificates and all electronic records evidencing Shares subject to this Agreement shall each bear the following restrictive legend (the “Legend”) (in addition to any other legend required by applicable gaming laws):

“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF AN AMENDED AND RESTATED STOCKHOLDERS AGREEMENT DATED AS OF JANUARY 6, 2010, WHICH PLACES CERTAIN RESTRICTIONS ON THE VOTING AND TRANSFER OF THE SHARES REPRESENTED HEREBY.  ANY PERSON ACCEPTING ANY INTEREST IN SUCH SHARES SHALL BE DEEMED TO HAVE AGREED TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SUCH STOCKHOLDERS AGREEMENT.  A COPY OF SUCH STOCKHOLDERS AGREEMENT WILL BE FURNISHED TO THE RECORD HOLDER OF THIS CERTIFICATE WITHOUT CHARGE UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS.”

(i)                                     Each Stockholder agrees that, from and after the date of this Agreement and ending as of the Termination Date, it shall not, and shall cause each of its Affiliates who Beneficially Own any of the Designated Stockholder’s Shares not to, allow Wynn to remove, and shall not permit to be removed (upon registration of transfer, reissuance or otherwise), the Legend from any such certificate and shall place or cause to be placed the Legend on any new certificate issued to represent Shares it or any of its Affiliates shall Beneficially Own.

(c)                                  Transfers in Violation Void.  Any transfer or sale of any Shares in violation of this Agreement shall be null and void ab initio.

(d)                                 Amendments, Waivers, Etc.  This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the parties hereto.

(e)                                  Notices.  Other than as provided in Section 11 above, all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram, telex or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery.  All communications hereunder shall be delivered to the respective parties at the following addresses or the addresses set forth on the signature pages hereto:

If to Aruze:	Aruze USA, Inc.
745 Grier Drive
Las Vegas, Nevada 89119
Facsimile: 702-361-3403
Attention: Sam Basile

With a copy to:	Universal Entertainment Corporation
Ariake Frontier Bldg. A, 3-7-26 Ariake, Koto, Ku
Tokyo, Japan
Facsimile: 81-3-5530-3097
Attention: Kazuo Okada

If to SAW:	Stephen A. Wynn
c/o Wynn Resorts, LLC
3131 Las Vegas Boulevard South
Las Vegas, Nevada 89109
Facsimile: 702-770-1100

With a copy to:	Wynn Resorts, Limited
3131 Las Vegas Boulevard South
Las Vegas, NV 89109
Facsimile: 702-770-1349
Attention: General Counsel

If to EW:	Elaine P. Wynn
Box 17007
Las Vegas, NV
Facsimile: 702-770-1103

With copies to:	Brentwood Management Group 11812 San Vicente Boulevard, Suite 200 Los Angeles, CA 90049 Facsimile: 310-820-5354
Attention: Matt Fishburn

Stan Maron
1250 Fourth Street, 5th Floor
Santa Monica, CA
Fascimile:

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

(f)                                    Severability.  Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

(g)                                 Specific Performance.  Each of the parties hereto recognizes and acknowledges that a breach by any party hereto of any covenants or agreements contained in this Agreement will cause the other parties hereto to sustain damages for which they would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the parties shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which he may be entitled, at law or in equity.

(h)                                 Further Assurances.  From time to time, the Stockholders shall execute and deliver such additional documents as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

(i)                                     Remedies Cumulative.  All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

(j)                                     No Waiver.  The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

(k)                                  No Third Party Beneficiaries.  This Agreement is not intended to be for the benefit of, and shall not be enforceable by, any person or entity who or which is not a party hereto; provided that, the obligations of the Designated Stockholders hereunder shall inure to their transferees, successors and heirs.

(l)                                     No Assignment.  Except as otherwise explicitly provided herein, neither this Agreement nor any right, interest or obligation hereunder may be assigned (by operation of law or otherwise) by any Stockholder without the prior written consent of the parties hereto and any attempt to do so will be void; provided, however, that the rights under this Agreement may be assigned to the transferee in connection with a Transfer that does not violate the terms of the Agreement.

(m)                               Governing Law.  This Agreement shall be governed and construed in accordance with the laws of the State of Nevada, without giving effect to the principles of conflicts of law thereof.

(n)                                 Jurisdiction.  Each party hereby irrevocably submits to the exclusive jurisdiction of the state courts in the State of Nevada in any action, suit or proceeding arising in connection with this Agreement, and agrees that any such action, suit or proceeding shall be brought only in such court (and waives any objection based on forum non conveniens or any other objection to venue therein); provided, however, that such consent to jurisdiction is solely for the purpose referred to in this paragraph and shall not be deemed to be a general submission to the jurisdiction of the courts of the State of Nevada other than for such purposes.  Each party hereto hereby waives any right to a trial by jury in connection with any such action, suit or proceeding.

(o)                                 Descriptive Headings.  The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

(p)                                 Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same Agreement.  This Agreement shall not be effective as to any party hereto until such time as this Agreement or a counterpart thereof has been executed and delivered by each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by Wynn and a duly authorized officer of Aruze and Baron on the day and year first written above.

/s/ Stephen A. Wynn
Stephen A. Wynn

/s/ Elaine P. Wynn
Elaine P. Wynn

ARUZE USA, INC.

By:	/s/ Kazuo Okada

Name:	Kazuo Okada
Title:	President

Exhibit A

IRREVOCABLE PROXY

By its execution hereof, and in order to secure obligations under the Amended and Restated Stockholders Agreement of even date herewith among Stephen A. Wynn, an individual (“SAW”), Elaine P. Wynn, an individual (“EW”), and Aruze USA, Inc., a Nevada corporation (the “Agreement”), EW, Aruze USA, Inc. and each Designated Stockholder (as defined in the Agreement) other than SAW (collectively “Proxy Grantors”), hereby irrevocably constitutes and appoints SAW, with full power of substitution and resubstitution, from the date hereof to the termination of the Agreement, as such Proxy Grantors’ true and lawful attorney and proxy (its “Proxy”), for and in such Proxy Grantors’ name, place and stead to vote each of the Shares of each such Proxy Grantor as such Proxy Grantor’s Proxy at every annual, special or adjourned meeting of stockholders of Wynn (as defined in the Agreement), and to sign on behalf of such Proxy Grantor (as a stockholder of Wynn) any ballot, proxy, consent, certificate or other document relating to Wynn that law permits or requires, for the election of directors as more specifically provided and in a manner consistent with the Agreement.  This Proxy is coupled with interest and each Proxy Grantor intends this Proxy to be irrevocable to the fullest extent permitted by law.  Each Proxy Grantor hereby revokes any proxy previously granted by such Proxy Grantor with respect to such Proxy Grantor’s Shares.  Capitalized terms used but not defined herein shall have the meaning set forth in the Agreement.  Each Proxy Grantor shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in SAW or any of his designees, the power to carry out and give effect to the provisions of this Proxy.  This Irrevocable Proxy shall be in full force and effect until the Termination Date.

IN WITNESS WHEREOF, the undersigned has executed this Irrevocable Proxy this          day of January 2010.

ARUZE USA, INC.

By:

Name:

Title:

ELAINE P. WYNN